CITIZENS

CITIZENS, INC.
2001 ANNUAL REPORT



10-K Report Availability

Citizens, Inc.'s earnings and financial position for the year ended December 31, 2001, have been presented in your Annual Report as well as in the Form 10-K report filed with the Securities and Exchange Commission. A copy of the Form 10-K report with the financial statements and the schedules thereto will be mailed without charge (except for exhibits) to a Shareholder upon written request to the Secretary, Citizens, Inc., P.O. Box 149151, Austin, Texas 78714-9151.

◇ **This Annual Report should not be regarded as Proxy soliciting material nor as a communication by which any solicitation is to be made.**

TABLE OF CONTENTS

FIVE-YEAR FINANCIAL HIGHLIGHTS

	YEARS ENDED DECEMBER 31				
	2001	2000	1999	1998	1997
OPERATING DATA					
Premiums	**$ 53,963,000**	$ 53,452,000	$ 59,320,000	$ 59,154,000	$ 55,363,000
Total Revenues	**$ 67,647,000**	$ 66,678,000	$ 71,877,000	$ 72,685,000	$ 65,027,000
Net Income (Loss)	**$ 3,963,000**	$ 2,053,000	$ 1,271,000	$ (6,721,000)	$ 3,426,000
Insurance In Force	**$2,416,610,000**	$2,240,523,000	$2,197,844,000	$2,340,744,000	$2,250,197,000
Insurance Written	**$ 346,132,000**	$ 327,753,000	$ 287,238,000	$ 311,331,000	$ 286,698,000
BALANCE SHEET DATA (AS OF YEAR END)					
Total Assets	**$ 282,086,000**	$ 267,842,000	$ 255,485,000	$ 253,384,000	$ 249,519,000
Total Invested Assets	**$ 206,696,000**	$ 194,203,000	$ 174,339,000	$ 176,272,000	$ 162,652,000
Total Liabilities	**$ 199,364,000**	$ 190,529,000	$ 183,218,000	$ 178,480,000	$ 169,938,000
Stockholders' Equity	**$ 82,722,000**	$ 77,313,000	$ 72,267,000	$ 74,904,000	$ 79,581,000
YEAR END PER SHARE DATA					
GAAP Book Value	**$ 3.29**	$ 3.08	$ 2.88	$ 3.06	$ 3.33
Net Earnings (Loss)	**$ .16**	$ .08	$ .05	$ (.27)	$ .14

Corporate Management



Harold E. Riley
Chairman



Rick D. Riley
Vice Chairman and Chief Executive Officer



Mark A. Oliver
President

LETTER TO SHAREHOLDERS

A COMPELLING VISION

Citizens has a compelling vision for becoming a leading financial holding company by providing living benefit life insurance protection to people around the world. This vision encompasses: recognition of the fact that the basic instincts of life are first, self preservation, and second, the well-being of loved ones; building a marketing force in the U.S. selling whole life products bearing substantial cash values; continued expansion of overseas marketing providing living benefit products; and debt-free acquisition of U.S. life insurance companies bearing sound asset and policy reserve accounts.



NET INCOME
In Millions
$4.0
$3.0
$2.0
$1.0
$1.3
$2.1
$4.0
1999
2000
2001

During the continuing growth of Citizens, there have been defining events which have served to increase the Company's assets, revenues, and profitability. One event was introduction of the Ultra Expansion marketing concept which made it possible for Citizens' foreign policyowners and associates to share in our success. Another idea which substantially influenced Citizens' growth was introduction of a marketing self-promotion system based upon specific levels of achievement.

The same marketing concepts are available through a Citizens Stock Investment Plan that makes company ownership available to U.S. policyowners. Membership in the Plan will be available to individuals who are or who become associated with Citizens, for instance: (i) Citizens employees; (ii) U.S. stockowners; (iii) U.S. Marketing Associates; (iv) U.S. policyowners; and, (v) the U.S. public in general as they become a member of one of the four preceding groups. Membership in the Plan is free and the Plan provides certain free-of-charge services to its members. The Plan will hold shareowners' certificates in safekeeping in book account free of charge. Further, shareowners can gift transfer shares and receive annual and account activity reports free, and they will be able to purchase or sell shares at reduced brokerage fee costs, compared to cost on a non-membership basis.

LETTER TO SHAREHOLDERS

It is a pleasure to announce the Company experienced its best year of operating results—new life insurance premium production set an all-time record and the levels of assets and stockholders' equity moved to new heights. On other fronts, during 2001, Citizens was included in the prestigious Russell 3000® and 2000® indices which track the performance of the 3000 largest companies in the United States based upon market capitalization. As a result, the Company experienced more than 276,000 shares of its Class A Common stock trading in a single day and more than 450,000 shares, traded in a single week. In December 2001, Citizens' per share stock price closed at an all-time high of $13.30.



2001 Stock Price Comparison
Jan.
April
July
Oct.
Dec.
Citizens' Stock
Dow Jones Average
Nasdaq Average

The Company has an on-going Investor Relations program in place to familiarize and keep the investment community informed about Citizens' activities. We believe that Citizens is one of the few companies of it's size to have an officer devoting full-time to keeping members of the investment community updated on Company events. As a result of this program, a number of investment banking firms visited the Company during 2001. Some of these visits were to become better acquainted with Citizens and others were to bring to our attention potential transactions for consideration. Citizens is postured to take advantage of acquisition opportunities when proven viable.

In November 2001, the Company entered into an agreement to acquire all of the shares of two Texas life insurance companies—Combined Underwriters Life Insurance Company (Combined) and Lifeline Underwriters Life Insurance Company (Lifeline)—for approximately 1.1 million of Citizens' Class A Common shares. This transaction closed in March 2002 and management believes it will be pivotal in

LETTER TO SHAREHOLDERS



STOCKHOLDERS' EQUITY
In Millions
$90
$70
$50
$30
$10
$6.5
$22.7
$64.7
$74.9
$82.7
1989
1992
1995
1998
2001

the future development of the Company's U.S. marketing efforts. These companies bring to us approximately $20 million of additional assets, $16 million of additional annual revenues, additional capital of more than $7 million, and a U.S. marketing force of 1,400 agents. Just as important as the financial resources, Combined offers another significant advantage to Citizens' U.S. operations. Combined, a Texas stipulated premium company, is permitted to write policies up to $15,000 face amount with distinctive advantages in appointing and training marketing representatives. Management believes the ability to train new marketing associates and allow them to begin selling with a limited license may provide an important boost to the sale of U.S. whole life products to average income Americans. The marketing forces of Combined and Lifeline are currently producing annually approximately $8 million of new life and specified benefit accident and health premiums. We believe the volume of new annualized life premium income in the U.S. can be substantially increased through these companies' marketing programs.

Due to the pending acquisition of Combined and Lifeline in 2001, the Citizens Board of Directors did not declare a stock dividend as it had in previous years. However, at the March 2002 Board meeting, it declared a 15% stock dividend payable June 1, 2002 to holders of record as of May 1, 2002. This event establishes several years of stock dividends.

The Company's net income for 2001 increased 93.1% over 2000, reaching $4.0 million compared to $2.1 million the prior year. This increase was driven by growth in the production of new ordinary life insurance premiums and continued decreases in accident and health claims related to the termination of blocks of major medical and dental business during the past three years. New paid annualized premiums increased 14.9% in 2001 while submitted premiums were up by more than 20%. The submitted increase becomes even more significant when recognition is given to the fact that such premiums were also up more than 20% in the prior year.

LETTER TO SHAREHOLDERS

Investment income moved up 5.9% during 2001, following a 7.9% increase in 2000. The Company pursues an investment concept which focuses on U.S. government guaranteed bonds providing a competitive rate of interest. Citizens has very little investment in equity securities and therefore has not been impacted by declines in equity values. During early 2002, much media attention has been focused on the utilization by companies of "special purpose off-shore entities" to avoid carrying debt on their balance sheet. It is pleasing to report that Citizens has no debt of any type and that its investment portfolio has quality referred to as "Agency" which is above "AAA."

Total assets reached more than $282 millions as of December 31, 2001 and stockholders' equity grew to $83 million. These numbers do not include the acquisition of Combined and Lifeline. When their numbers are factored into Citizens', total assets will approximate $300 million with stockholders' equity of approximately $100 million.



TOTAL ASSETS
In Millions
$300
$280
$270
$260
$250
$250
$253
$255
$268
$282
1997
1998
1999
2000
2001

The attainment of critical mass is an important objective in the Company's long-term growth plan. By 2010, management has established a goal of reaching $1 billion in assets and $250 million of stockholders' equity. Although significant progress has been made toward the attainment of these objectives, much work remains. The Company is committed to following its no debt plan in reaching these important milestones. Future growth will come from three areas: a) further expansion and development in the international markets; b) expansion of the sale of living benefit whole life cash value products in the United States; and c) the acquisition of other U.S. life insurers by issuing shares of the Company's Class A Common stock. Management believes pursuing this growth plan has enabled Citizens to grow solidly while building a foundation of profitable whole life premiums and policy reserves.

The tragic events of September 11, 2001 have changed America. It became a defining period for our country. The terrorists who attacked thousands of innocent Americans in New York and Washington, D.C.

LETTER TO SHAREHOLDERS

on September 11, 2001, believed by creating chaos they could destroy America. What actually occurred, is their actions united a country in a way unseen since December 7, 1941. Even more so, they united the free world. Within hours of the attacks in New York City, in Citizens' offices we began receiving telephone calls, e-mails and facsimiles expressing outrage, condolences and offers of assistance from associates and policyholders around the world. All of us who are a part of the Citizens Home Office family were deeply touched by the expressions of empathy and concern.



INVESTED ASSETS
As of December 31, 2001
Fixed Maturities 89.0%
Policy Loans 9.7%
Equity Securities 0.3%
Mortgage Loans 0.5%
Other 0.5%

The success being enjoyed by the Company has occurred as a result of the actions of many dedicated individuals. To Citizens' Marketing Associates and Policyholders worldwide, please accept a heartfelt thanks for your loyalty and support. Citizens is fortunate to be represented by some of the finest and most capable marketing associates around the world. The level of sophistication and professionalism demonstrated by them on a daily basis is a source of great pride to the Company and their efforts are sincerely appreciated. There is also a team of professionals in the Home Office who are committed to providing service to Stockowners, Policyowners, and Associates, without whom the Company's outstanding results could not have been achieved.

To each of the above and to our shareholders around the world, please accept our heartfelt gratitude and thanks for your support and participation in the Company's most successful year.

Sincerely,

Mark A. Oliver

Mark A. Oliver, *President*

Stock Price History

Common Stock Prices *

	2001		2000	
Quarter Ended	High	Low	High	Low
March 31	$ 7.00	$ 6.05	$ 6.72	$ 6.13
June 30	$ 7.60	$ 6.25	$ 6.31	$ 5.02
September 30	$ 10.40	$ 6.21	$ 6.31	$ 5.89
December 31	$ 13.30	$ 8.80	$ 7.00	$ 5.72

* Adjusted for 7% stock dividend paid in 2000


Two-Year Stock Price History
2000–2001
$14.00
$12.00
$10.00
$8.00
$6.00
Jan. 2000
July 2000
Dec. 2000
Jan. 2001
July 2001
Dec.2001

CITIZENS' BUSINESS

Citizens, Inc. is a Colorado-domiciled life insurance holding company that relies primarily on insurance premiums written by wholly-owned life insurance subsidiaries, Citizens Insurance Company of America (CICA), Central Investors Life Insurance Company of Illinois (CILIC), and Excalibur Insurance Corporation (EIC), as its major sources of revenue. CILIC and EIC are Illinois-domiciled insurers with small blocks of whole life insurance.



PREMIUM INCOME BY TYPE
Year ended December 31, 2001
Ordinary Life 89.2%
Accident & Health 9.4%
Group Life 1.0%
Annuity & Universal Life 0.4%

CICA is a Colorado life insurance company which makes available ordinary whole-life products on an international basis through independent marketing consultants. In 2000, CICA began to make available a portfolio of whole-life policies in the U.S. as well. Additionally, it offers specialty life and individual accident and health policies to U.S. residents. During the year ended December 31, 2001, 90.2% of CICA's premium income was attributable to life, endowment and term insurance; 9.4% to accident and health insurance; and 0.4% to individual annuities.

A significant portion of the Company's premium income is derived from international markets. The whole-life products offered overseas by CICA are uniquely designed for these markets. The international policies issued by CICA have an average face amount of approximately $70,000 and are available primarily to the top 5% of the population in terms of household income. The Company has no assets outside the U.S. and requires all premiums to be paid in U.S. dollars on drafts drawn on U.S. banks to avoid foreign appropriations, tainted funds and currency exchange risks.

Citizens' Business

Many of the inherent risks in foreign countries, such as political instability, hyperinflation and economic disruptions tend to improve rather than hurt CICA's business because they encourage individuals to convert assets out of local currencies to the more stable U.S. dollar. Additionally, management has made a concerted effort to expand the number of foreign countries from which it accepts business in an effort to reduce the impact on CICA of political or economic problems in any one country or region.

Premium Distribution
Year ended December 31, 2001


Domestic 17.7%

In addition to expanding the number of foreign countries from which applications are accepted, as discussed above, management is expanding marketing activities in the United States. The Company continues to seek acquisitions that would blend well with its operations and further capitalize the Company. Management believes that the current regulatory environment and changes in statutory accounting rules, coupled with unfavorable levels of taxation, will provide a number of acquisition candidates in the future.

In March, 2002, the Company completed the acquisition of Combined Underwriters Life Insurance Company and Lifeline Underwriters Life Insurance Company, two Texas life insurers, for 1.1 million shares of Citizens Class A Common Stock. The two companies will operate as separate subsidiaries of Citizens.

SHAREHOLDER INFORMATION

STOCK MARKET LISTING

STOCK EXCHANGE
American Stock Exchange (AMEX)

SYMBOL
CIA

Quotes on the daily bid and asking prices may be obtained in daily newspapers where the stock is listed as CITIZENSINC or CTZINC under the Amex listings.

HOW TO BUY STOCK

The Company's stock may be purchased through any securities brokerage firm by giving the Company's symbol (CIA) and placing an order for the amount you desire to invest or the number of shares you wish to purchase.

WHERE TO SELL STOCK

The Company's stock for which you hold a certificate may be sold through any securities brokerage firm by placing a call and advising them of the number of shares you wish to sell and at what price.

If you hold a certificate issued by a company that has merged with Citizens, you must convert such certificate into Citizens shares prior to transfer. This may be achieved by forwarding the certificate to the stock transfer agent along with a letter requesting conversion.

REGISTRAR AND TRANSFER AGENT

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, N.J. 07606
(800) 635-9270
www.melloninvestor.com

You may access your account online through Mellon's Investor Service Direct program at www.melloninvestor.com. Through this web site you can view real-time account information, buy or sell shares, and opt for electronic delivery of shareholder communications. You will also be able to enroll in the Citizens Stock Investment Plan, once the plan is officially opened. To set up access to your shareholder account information through the Mellon web site, you will need to establish a PIN (Personal Identification Number) using your Social Security number or Investor ID.

HOW TO TRANSFER SHARES

A transfer of shares may be accomplished by properly filling in the assignment form on

the reverse side of your stock certificate and signing the form exactly as your name appears on the face of the certificate. Your signature must be guaranteed by a national bank or brokerage firm that is a member of a major stock exchange. The certificate with the assignment form, properly completed, should be sent by registered mail to the transfer agent for processing.

ADDRESS CHANGE

When your address changes, you should immediately notify Mellon Investor Services. An invalid address may cause your stockholder mail and reports to be returned to the transfer agent.

LOST STOCK CERTIFICATES

Should your stock certificate become lost or missing, a notice of such should be mailed to the transfer agent so a "stop order" can be placed on the registration of the missing certificate. The notice letter should contain as much information as possible, such as:

- Name on the certificate
- Number of the certificate
- Date of issue

A lost certificate affidavit will be mailed to you, which must be completed, signed, notarized, and returned to Mellon before a new certificate can be issued. The transfer agent will require an indemnity bond for the lost certificate. The bond costs approximately two percent of the market value of the lost certificate.

CONTACT CITIZENS FOR ADDITIONAL INFORMATION

MAILING ADDRESS
P.O. Box 149151
Austin, Texas 78714
or
400 E. Anderson Lane
Austin, Texas 78752

PHONE
(512) 837-7100

FAX
(512) 836-9334

E-MAIL
PR@citizensinc.com

WEB SITE
www.citizensinc.com

CITIZENS' ACQUISITION HISTORY

YEAR	COMPANY
2002	Combined Underwriters Life Insurance Company Lifeline Underwriters Life Insurance Company
1999	First Investors Group, Inc.
1997	American Investment Network, Inc. First American Investment Corporation National Security Life and Accident Insurance Company
1996	Insurance Investors & Holding Company
1995	American Liberty Financial Corporation
1992	First Centennial Corporation
1989	Continental Investors Life Insurance Company - Alabama
1988	Equities International Life Insurance Company
1987	Continental Investors Life, Inc.
1981	Founders Preferred Life Insurance Company
1975	Citizens Standard Life Insurance Company
1974	Non-Commissioned Officers Life Insurance Company

Independent Auditors' Report

The Board of Directors and Stockholders
Citizens, Inc.:

We have audited the accompanying consolidated statements of financial position of Citizens, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Dallas, Texas
March 19, 2002

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Investments:		
➢ Fixed maturities held-to-maturity, at amortized cost	$ 5,569,899	$ 5,582,802
➢ Fixed maturities available-for-sale, at fair value	178,447,347	164,945,698
➢ Equity securities available-for-sale, at fair value	568,398	675,726
➢ Mortgage loans on real estate	1,109,547	1,178,668
➢ Policy loans	19,984,477	20,884,136
➢ Other long-term investments	1,016,143	936,297
TOTAL INVESTMENTS	206,695,811	194,203,327
Cash and cash equivalents	6,793,852	4,064,035
Accrued investment income	2,021,469	2,222,583
Reinsurance recoverable	2,450,015	2,662,724
Deferred policy acquisition costs	40,596,003	38,052,352
Other intangible assets	1,368,125	1,675,325
Federal income tax recoverable	–	174,978
Deferred federal income tax	3,465,138	4,628,750
Cost of insurance acquired	5,150,351	6,156,424
Excess of cost over net assets acquired	6,767,244	7,362,654
Property, plant and equipment	5,946,806	5,469,583
Other assets	831,449	1,169,629
TOTAL ASSETS	$ 282,086,263	$ 267,842,364

(Continued)

Citizens, Inc. and Consolidated Subsidiaries

Consolidated Statements of Financial Position, Continued

December 31, 2001 and 2000

Liabilities and Stockholders' Equity	2001	2000
Liabilities:		
Future policy benefit reserves:		
➢ Life insurance	$ 170,381,823	$ 161,869,267
➢ Annuities	3,839,023	4,170,884
➢ Accident and health	7,580,448	9,229,156
Dividend accumulations	4,779,329	4,749,321
Premium deposits	4,316,149	3,033,514
Policy claims payable	2,982,469	2,866,110
Other policyholders' funds	2,485,461	2,245,947
Total policy liabilities	196,364,702	188,164,199
Commissions payable	1,506,700	1,009,416
Federal income tax payable	484,430	–
Other liabilities	1,008,633	1,355,718
Total liabilities	199,364,465	190,529,333
Stockholders' equity:		
Common stock:		
➢Class A, no par value, 50,000,000 shares authorized, 26,642,938 shares issued in 2001 and in 2000, including shares in treasury of 2,225,820 in 2001 and in 2000	79,701,590	79,701,590
➢Class B, no par value, 1,000,000 shares authorized, 711,040 shares issued and outstanding in 2001 and in 2000	910,482	910,482
Retained earnings	5,274,768	1,311,655
Accumulated other comprehensive income (loss):		
Unrealized investment income (loss), net of tax	727,519	(718,135)
	86,614,359	81,205,592
Treasury stock, at cost	(3,892,561)	(3,892,561)
Total stockholders' equity	82,721,798	77,313,031
Total liabilities and stockholders' equity	$ 282,086,263	$ 267,842,364

See accompanying notes to consolidated financial statements.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
REVENUES:			
Premiums:			
➢ Life insurance	$ 48,686,189	$ 45,987,689	$ 48,172,160
➢ Accident and health	5,059,843	7,235,685	10,886,317
➢ Annuity and universal life considerations	216,905	228,479	261,880
Net investment income	13,296,481	12,550,754	11,636,940
Realized gains (losses)	(148,415)	86,569	310,890
Other income	535,821	588,940	667,320
Interest expense	–	–	(58,449)
TOTAL REVENUES	67,646,824	66,678,116	71,877,058
BENEFITS AND EXPENSES:			
Insurance benefits paid or provided:			
➢ Increase in future policy benefit reserves	6,483,706	7,265,347	7,371,214
➢ Policyholders' dividends	3,294,899	3,037,343	2,843,681
➢ Claims and surrenders	29,189,132	30,370,996	34,747,480
➢ Annuity expenses	205,516	468,752	517,819
TOTAL INSURANCE BENEFITS PAID OR PROVIDED	39,173,253	41,142,438	45,480,194
Commissions	13,444,270	12,411,053	12,234,053
Other underwriting, acquisition and insurance expenses	10,635,639	10,139,539	10,328,996
Capitalization of deferred policy acquisition costs	(11,112,096)	(10,056,287)	(9,287,457)
Amortization of deferred policy acquisition costs	8,568,445	8,521,972	10,028,806
Amortization of cost of insurance acquired, excess of cost over net assets acquired and other intangibles	1,908,683	1,995,660	2,120,017
TOTAL BENEFITS AND EXPENSES	62,618,194	64,154,375	70,904,609
Income before Federal income tax	5,028,630	2,523,741	972,449
Federal income tax expense (benefit)	1,065,517	471,000	(298,623)
Net income	$ 3,963,113	$ 2,052,741	$ 1,271,072
Basic and diluted earnings per share of common stock	$ .16	$ .08	$ .05

See accompanying notes to consolidated financial statements.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	COMMON STOCK CLASS A	COMMON STOCK CLASS B	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL TREASURY STOCK	STOCK-HOLDERS' EQUITY
Balance at December 31, 1998	$52,790,643	$ 283,262	$20,135,464	$ 3,623,464	$ (1,929,154)	$ 74,903,679
Comprehensive loss:						
Net income	-	-	1,271,072	-	-	1,271,072
Unrealized investment losses, net	-	-	-	(7,334,920)	-	(7,334,920)
Comprehensive loss	-	-	1,271,072	(7,334,920)	-	(6,063,848)
Acquisition of Investors	3,427,138	-	-	-	-	3,427,138
Stock dividend	11,292,245	301,601	(10,649,736)	-	(944,110)	-
Balance at December 31, 1999	$67,510,026	$ 584,863	$10,756,800	$ (3,711,456)	$ (2,873,264)	$ 72,266,969
Comprehensive income:						
Net income	-	-	2,052,741	-	-	2,052,741
Unrealized investment gains, net	-	-	-	2,993,321	-	2,993,321
Comprehensive income	-	-	2,052,741	2,993,321	-	5,046,062
Stock dividend	12,191,564	325,619	(11,497,886)	-	(1,019,297)	-
Balance at December 31, 2000	$79,701,590	$ 910,482	$ 1,311,655	$ (718,135)	$ (3,892,561)	$ 77,313,031
Comprehensive income:						
Net income	-	-	3,963,113	-	-	3,963,113
Unrealized investment gains, net	-	-	-	1,445,654	-	1,445,654
Comprehensive income	-	-	3,963,113	1,445,654	-	5,408,767
Balance at December 31, 2001	**$79,701,590**	**$ 910,482**	**$ 5,274,768**	**$ 727,519**	**$ (3,892,561)**	**$82,721,798**

See accompanying notes to consolidated financial statements.

Citizens, Inc. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 3,963,113	$ 2,052,741	$ 1,271,072
Adjustments to reconcile net income to net cash provided by operating activities, net of assets acquired:			
➢ Realized (gains) losses	148,415	(86,569)	(310,890)
➢ Net deferred policy acquisition costs	(2,543,651)	(1,534,315)	741,349
➢ Amortization of cost of insurance acquired, excess cost over net assets acquired and other intangibles	1,908,683	1,995,660	2,120,017
➢ Depreciation	738,451	608,533	510,755
➢ Deferred federal income tax	418,881	12,000	(1,704,321)
Change in:			
➢ Reinsurance recoverable	212,709	(478,995)	(427,811)
➢ Future policy benefit reserves	6,531,987	7,856,111	7,169,153
➢ Other policy liabilities	1,668,516	(347,198)	(25,336)
➢ Accrued investment income	201,114	(461,512)	79,319
➢ Federal income tax	659,408	(1,304,945)	(404,302)
➢ Commissions payable and other liabilities	150,199	932,570	(1,763,567)
➢ Other, net	466,384	157,828	376,787
Net cash provided by operating activities	14,524,209	9,401,909	7,632,225
Cash flows from investing activities:			
Sale of fixed maturities, available-for-sale	11,626,961	10,325,965	1,630,775
Maturity of fixed maturities, available-for-sale	77,169,119	30,559,981	10,260,075
Purchase of fixed maturities, available-for-sale	(100,516,704)	(57,178,261)	(18,742,695)
Sale of equity securities, available-for-sale	97,500	88	92,500
Principal payments on mortgage loans	240,891	195,536	186,553
Mortgage loans funded	(171,770)	–	–
Guaranteed student loans funded	–	–	(6,287)
Guaranteed student loans sold	–	–	10,960
Sale of other long-term investments and property, plant and equipment	352,490	10,949	13,799

(Continued)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Cash and cash equivalents provided by mergers and acquisitions	$ –	$ –	$ 1,512,255
(Increase) decrease in policy loans, net	899,659	672,208	(559,425)
Purchase of other long-term investments and property, plant and equipment	(1,492,538)	(1,073,424)	(717,046)
Net cash used by investing activities	(11,794,392)	(16,486,958)	(6,318,536)
CASH FLOWS USED BY FINANCING ACTIVITIES:			
Payments on notes payable	–	–	(333,333)
Net increase (decrease) in cash and cash equivalents	2,729,817	(7,085,049)	980,356
Cash and cash equivalents at beginning of year	4,064,035	11,149,084	10,168,728
Cash and cash equivalents at end of year	$ 6,793,852	$ 4,064,035	$ 11,149,084
SUPPLEMENTAL:			
Cash paid (recovered) during the year for:			
➢ Interest	$ –	$ –	$ 43,810
➢ Income taxes	$ (12,772)	$ 1,763,945	$ 1,810,000

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

The Company issued Class A common stock and cash to purchase all of the capital stock of Investors in 1999. In conjunction with the acquisition, cash and cash equivalents were provided by as follows:

	1999
➢ Fair value of capital stock issued	$ 3,427,138
➢ Fair value of tangible assets acquired excluding cash and cash equivalents	(1,658,547)
➢ Fair value of intangible assets acquired	(353,703)
➢ Liabilities assumed	97,367
➢ Cash and cash equivalents provided by mergers and acquisitions	$ 1,512,255
Issuance of 609,269 Class A shares	$ 3,427,138

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000, AND 1999

1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) NATURE OF BUSINESS

The consolidated financial statements include the accounts and operations of Citizens, Inc. (Citizens), incorporated in the state of Colorado on November 8, 1977 and its wholly-owned subsidiaries, Citizens Insurance Company of America (CICA), Computing Technology, Inc. (CTI), Funeral Homes of America, Inc. (FHA), Insurance Investors, Inc. (III), Central Investors Life Insurance Company of Illinois (CILIC), First Investors Group, Inc. (Investors), Excalibur Insurance Corporation (Excalibur) and Industrial Benefits, Inc. (IBI). Citizens and its consolidated subsidiaries are collectively referred to as "the Company."

American Liberty Financial Corporation (ALFC) and its subsidiaries, American Liberty Life Insurance Company (ALLIC), First American Investment Corp. (FAIC) and American Liberty Exploration Company (ALEC) were acquired by Citizens in September 1995. Effective January 1, 1997, ALFC was merged into Citizens and ALLIC was merged into CICA. American Investment Network (AIN), which was acquired in June 1997, owned United Security Life Insurance Company (USLIC). During 1998, AIN was liquidated into CICA. Insurance Investors and Holding Company (IIH), which was acquired in March 1996, owned CILIC. During 1998, IIH was liquidated and merged into CICA. National Security Life and Accident Insurance Company (NSLIC) was merged into CICA effective January 1, 2000 and USLIC was merged into CICA effective October 1, 2000.

Citizens provides life and health insurance policies through three of its subsidiaries - CICA, CILIC and Excalibur. CICA sells ordinary whole-life policies internationally, and burial insurance, pre-need policies, accident and health specified disease, hospital indemnity and accidental death policies, throughout the southern United States. Excalibur sells life insurance business throughout the State of Illinois. CILIC does not actively market insurance policies, but administers an in-force block of life insurance.

III provides aviation transportation to the Company. CTI provides data processing systems and services to the Company. FHA is a funeral home operator. IBI is inactive and has minimal assets and liabilities.

(B) BASIS OF PRESENTATION

The accompanying consolidated financial statements of the Company and its wholly-owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany accounts and transactions have been eliminated.

(C) INVESTMENTS, OTHER THAN AFFILIATES

Fixed maturities consist primarily of bonds. Fixed maturities, which the Company has the ability and intent to hold to maturity, are carried at amortized cost. Fixed maturities, which may be sold prior to maturity to support the Company's investment strategies, are considered held as available-for-sale and carried at fair value as of the balance sheet date. Equity securities (including non-redeemable preferred stock) are considered available-for-sale and are reported at fair value.

Unrealized appreciation (depreciation) of equity securities and fixed maturities held as available-for-sale is shown as a separate component of stockholders' equity, net of tax, and is a separate component of comprehensive income.

Mortgage loans on real estate, policy loans, and guaranteed student loans are reported at unpaid principal balances less an allowance for uncollectible amounts. Mortgage loans have an allowance for uncollectible amounts of $50,000 at December 31, 2001 and 2000 which was estimated by the Company based upon historical amounts that proved uncollectible.

Other long-term investments consist primarily of real estate that is recorded at the lower of fair value, minus estimated costs to sell, or cost. If the fair value of the real estate minus estimated costs to sell is less than cost, a valuation allowance is provided for the deficiency. Increases in the valuation allowance are charged to income.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Policy loans and other investments are primarily reported at cost.

The Company has assets with a fair value of $9,538,429 at December 31, 2001 and $9,420,063 at December 31, 2000 on deposit with various state regulatory authorities to fulfill statutory requirements.

(D) PREMIUM REVENUE AND RELATED EXPENSES

Premiums on life and accident and health policies are reported as earned when due or, for short duration contracts, over the contract periods. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the estimated life of the contracts. This matching is accomplished by means of provisions for future benefits and the capitalization and amortization of deferred policy acquisition costs.

Annuities are accounted for in a manner consistent with accounting for interest bearing financial instruments. Premium receipts are not reported as revenues but rather as deposit liabilities to annuity contracts.

(E) DEFERRED POLICY ACQUISITION COSTS AND COST OF INSURANCE ACQUIRED

Acquisition costs, consisting of commissions and policy issuance, underwriting and agency expenses that relate to and vary with the production of new business, are deferred. These deferred policy acquisition costs are amortized primarily over the estimated premium paying period of the related policies in proportion to the ratio of the annual premium recognized to the total premium revenue anticipated using the same assumptions as were used in computing liabilities for future policy benefits.

The Company utilizes the factor method to determine the amount of costs to be capitalized and the ending asset balance. The factor method ensures that policies that lapsed or surrendered during the reporting period are no longer included in the deferred policy acquisition costs or the cost of insurance acquired calculation. The factor method limits the amount of deferred costs to its estimated realizable value, provided actual experience is comparable to that contemplated in the factors. A recoverability test which considers among other things, actual experience and projected future experience, is performed at least annually.

The value of insurance acquired in the Company's various acquisitions, which is included in cost of insurance acquired in the accompanying consolidated financial statements, was determined based on the present value of future profits discounted at a risk rate of return. The cost of insurance acquired is being amortized over the anticipated premium paying period of the related policies.

Deferred policy acquisition costs on universal life contracts are capitalized and amortized over the life of the contract at a constant rate based on the present value of the estimated gross profit amounts expected to be earned over the life of the universal life contracts.

(F) POLICY LIABILITIES AND ACCRUALS

Future policy benefit reserves have been computed by the net level premium method with assumptions as to investment yields, dividends on participating business, mortality and withdrawals based upon the Company's and industry experience, which provide for possible unfavorable deviation.

Annuity benefits are carried at accumulated contract values based on premiums paid by participants, annuity rates of return ranging from 3.0% to 7.0% (primarily at 4.0% to 5.5%) and annuity withdrawals.

Premium deposits accrue interest at rates ranging from 3.5% to 8.25% per annum. Cost of insurance is included in premium when collected and interest is credited annually to the deposit account.

Policy and contract claims are based on case-basis estimates for reported claims, and on estimates, based on experience, for incurred but unreported claims and loss expenses.

Premiums collected on universal life contracts are not reported as revenues in the statement of operations but are included in the liability for policy benefits for universal life contracts based on policyholders' account balances. Revenues from universal life contracts are amounts assessed the policyholder for mortality and expenses and are reported when assessed based upon one-year service periods. Amounts assessed for services to be provided in future periods are reported as unearned revenue and are recognized in income over the benefit period.

The liability for policy benefits for universal life contracts is based on the balance that accrues to the benefit of policyholders. It includes any amounts assessed to compensate the Company for services to be performed over future periods, any amounts previously assessed by the Company against the policyholders that are refundable at termination of the contract and any premium deficiency.

(G) EXCESS OF COST OVER NET ASSETS ACQUIRED AND OTHER INTANGIBLE ASSETS

The excess of cost over the fair value of net assets acquired in mergers and acquisitions is amortized on a straight-line basis ranging from 5 to 20 years. Other intangible assets, primarily the value of state licenses, are amortized on a straight-line basis ranging from 10 to 20 years.

The Company continually monitors long-lived assets and certain intangible assets, such as excess of cost over net assets acquired and cost of insurance acquired, for impairment. An impairment loss is recorded in the period in which the carrying value of the assets exceeds the fair value or expected future cash flows. Any amounts deemed to be impaired are charged, in the period in which such impairment was determined, as an expense against earnings.

(H) PARTICIPATING POLICIES

At December 31, 2001 and 2000, participating business approximated 54% and 57%, respectively, of life insurance in-force and premium income.

Policyholder dividends are determined based on the discretion of the Company's Board of Directors. The Company utilizes contractual life insurance dividend scales as shown in published dividend illustrations at the date the insurance contracts are issued (unrelated to the Company's net income) in determining policyholder dividends. Policyholder dividends are accrued over the premium paying periods of the insurance contracts.

(I) EARNINGS PER SHARE

Basic and diluted earnings per share have been computed using the weighted average number of shares of common stock outstanding during each period. The weighted average shares outstanding for the years ended December 31, 2001, 2000 and 1999 were 25,128,158, 25,128,158 and 25,057,913, respectively. The per

share amounts have been adjusted retroactively for all periods presented to reflect the change in capital structure resulting from a 7% stock dividend paid in 2000 and a 7% stock dividend paid in 1999. The 2000 stock dividend resulted in the issuance of 1,887,265 Class A shares (including 145,613 shares in treasury) and 46,517 Class B shares and the 1999 stock dividend resulted in the issuance of 1,763,805 Class A shares (including 136,091 shares in treasury) and 43,474 Class B shares.

(J) INCOME TAXES

For the year ended December 31, 2001, the Company plans to file three separate tax returns as follows: 1) Citizens, Inc., CICA and all direct non-life subsidiaries, 2) Excalibur and 3) CILIC.

For the year ended December 31, 2000, the Company filed three separate tax returns as follows: 1) Citizens, Inc., CICA and all direct non-life subsidiaries, 2) Excalibur and 3) CILIC.

For the year ended December 31, 1999, the Company filed five separate tax returns as follows: 1) Citizens, Inc., CICA and all direct non-life subsidiaries, 2) Excalibur, 3) USLIC, 4) NSLIC and 5) CILIC.

Deferred tax asset and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(K) ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, was effective January 1, 2001. The Company adopted SFAS No. 133, as amended during 2001. Implementation did not have an impact on the Company's financial statements since it has no derivative instruments and does not participate in any hedging activities. Based on current operations, the Company does not anticipate that SFAS No. 133 will have a material effect on the financial position, results of operation or liquidity of the Company.

SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – A Replacement of FASB Statement 125," was effective after March 31, 2001. The Company adopted SFAS No. 140 during 2001. Implementation did not have an impact on the Company's financial statements since it was not involved in any such transfers, servicing or extinguishments. Based on current operations, the Company does not anticipate that SFAS No. 140 will have a material effect on the financial position, results of operation or liquidity of the Company.

In December 2000, the American Institute of Certified Public Accountants (AICPA) issued Statement of

Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Life Insurance Holding Companies and for Certain Long-Duration Participating Contracts." SOP 00-3 provided guidance on accounting by insurance enterprises for demutualizations and the formation of mutual insurance holding companies. SOP 00-3 also applies to stock insurance enterprises that apply SOP 95-1, "Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises" to account for participating policies. This SOP is effective for financial statements for fiscal years ending after December 15, 2001. Management does not believe that SOP 00-3 will have any impact on the Company since it is already a stock life insurance company and does not pay dividends based on actual experience of the Company. The Company utilizes contractual life insurance dividend scales as shown in published dividend illustrations at the date the insurance contracts are issued in determining policyholder dividends.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," (SFAS No. 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and subsequently, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," after its adoption.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature prior to the full adoption of SFAS No. 142.

Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible

asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with transitional goodwill impairment evaluation of SFAS No. 142, the Statement requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication will exist that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

As of the date of adoption of SFAS No. 142, the Company expects to have unamortized goodwill in the amount of $6,767,244 and unamortized identifiable intangible assets in the amount of $1,368,125, all of which will be subject to the transition provisions of SFAS No. 141 and 142. Amortization expense related to goodwill was $595,410, $658,390 and $658,458 for the years ended December 31, 2001, 2000 and 1999, respectively. In addition, the amortization expense related to intangible assets was $307,200 for each of the years ended December 31, 2001, 2000 and 1999. Because of the extensive effort needed to comply with adopting SFAS No. 141 and No. 142, it is not practicable to reasonably estimate the impact of adopting the Statements on the Company's financial statements at the date of this report, including whether the Company will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe SFAS No. 143 will have a significant effect on the financial position, results of operations or liquidity of the Company.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes and amends SFAS No. 121 and relevant portions of SFAS No. 30. SFAS No. 144 is required to be adopted on January 1, 2002. Because of the extensive effort needed to comply with adopting SFAS No. 144, and its close relationship to SFAS No. 141 and 142, it is not practicable to reasonably estimate the impact of adopting the statement of the Company's financial statements at the date of this report.

(L) CASH EQUIVALENTS

The Company considers as cash equivalents all securities whose duration does not exceed 90 days at the date of acquisition.

(M) DEPRECIATION

Depreciation is calculated on a straight-line basis using estimated useful lives ranging from 3 to 10 years. Leasehold improvements are depreciated over the estimated life of 30 years.

(N) USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(O) RECLASSIFICATIONS

Certain reclassifications have been made to the 2000 and 1999 amounts to conform to the 2001 presentation.

2

INVESTMENTS

The cost, gross unrealized gains and losses and fair value of investments of fixed maturities and equity securities available-for-sale, as of December 31, 2001 and 2000, are as follows:

Notes to Consolidated Financial Statements

Cost and Fair Values of Investments of Fixed Maturities and Equity Securities

	2001			
	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Fixed maturities held-to-maturity:				
➢ US Treasury securities	$ 5,569,899	$ 252,001	$ –	$ 5,821,900
Fixed maturities available-for-sale:				
➢ US Treasury securities and obligations of US government corporations and agencies	$ 18,521,452	$ 1,075,165	$ (13,980)	$ 19,582,637
➢ Public utilities	1,935,441	4,440	(106,807)	1,833,074
➢ Debt securities issued by States of the United States and political subdivisions of the States	1,021,298	39,551	(781)	1,060,068
➢ Corporate securities	13,678,178	147,958	(315,003)	13,511,133
➢ Securities not due at a single maturity date	142,168,570	1,994,409	(1,702,544)	142,460,435
Total fixed maturities available-for-sale	$ 177,324,939	$ 3,261,523	$ (2,139,115)	$ 178,447,347
Total equity securities available-for-sale	$ 588,505	$ 1,082	$ (21,189)	$ 568,398

	2000			
	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Fixed maturities held-to-maturity:				
➢ US Treasury securities	$ 5,582,802	$ 6,198	$ –	$ 5,589,000
Fixed maturities available-for-sale:				
➢ US Treasury securities and obligations of US government corporations and agencies	$ 36,355,133	$ 467,241	$ (422,705)	$ 36,399,669
➢ Public utilities	2,327,073	793	(141,665)	2,186,201
➢ Debt securities issued by States of the United States and political subdivisions of the States	3,583,666	17,216	(28,583)	3,572,299
➢ Corporate securities	17,235,989	135,458	(869,857)	16,501,590
➢ Securities not due at a single maturity date	106,494,411	946,837	(1,155,309)	106,285,939
Total fixed maturities available-for-sale	$ 165,996,272	$ 1,567,545	$ (2,618,119)	$ 164,945,698
Total equity securities available-for-sale	$ 713,235	$ 15,872	$ (53,381)	$ 675,726

The amortized cost and fair value of fixed maturities at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Fixed Maturities Held-To-Maturity

	Amortized Cost	Fair Value
Due after ten years	$ 5,569,899	$ 5,821,900

Fixed Maturities Available-For-Sale

	Amortized Cost	Fair Value
Due in one year or less	$ 680,465	$ 705,040
Due after one year through five years	6,135,543	6,312,951
Due after five years through ten years	9,704,400	9,961,924
Due after ten years	18,635,961	19,006,997
	35,156,369	35,986,912
Securities not due at a single maturity date	142,168,570	142,460,435
Totals	$ 177,324,939	$ 178,447,347

The Company had no investments in any one entity that exceeded 10% of stockholders' equity at December 31, 2001 other than investments guaranteed by the U.S. Government.

The Company's investment in mortgage loans is concentrated 28% in Colorado, 41% in Texas and 31% in Mississippi as of December 31, 2001.

Major categories of net investment income are summarized as follows:

	Years ended December 31		
	2001	2000	1999
Investment income on:			
➢ Fixed maturities	$ 11,673,562	$ 10,885,567	$ 9,795,297
➢ Equity securities	47,745	51,401	52,252
➢ Mortgage loans on real estate	99,049	124,092	121,818
➢ Policy loans	1,508,733	1,532,238	1,571,863
➢ Long-term investments	825,329	852,117	829,599
➢ Other	176,221	191,354	451,411
	14,330,639	13,636,769	12,822,240
Investment expenses	(1,034,158)	(1,086,015)	(1,185,300)
Net investment income	$ 13,296,481	$ 12,550,754	$ 11,636,940

Proceeds and gross realized gains (losses) from sales and maturities of fixed maturities available-for-sale for 2001, 2000 and 1999 are summarized as follows:

	Years ended December 31		
	2001	2000	1999
Proceeds	$ 88,796,080	$ 40,885,946	$ 11,890,850
Gross realized gains	$ 337,169	$ 284,038	$ 344,002
Gross realized (losses)	$ (613,826)	$ (193,801)	$ (36,325)

Proceeds and gross realized gains (losses) from sales of equity securities available-for-sale for 2001, 2000 and 1999 are summarized as follows:

	Years ended December 31		
	2001	2000	1999
Proceeds	$ 97,500	$ 88	$ 92,500
Gross realized gains	$ –	$ –	$ –
Gross realized (losses)	$ (27,230)	$ (2,970)	$ (6,477)

Realized gains (losses) are as follows:

Realized Gains (Losses) on Investments

	Years ended December 31 2001	2000	1999
Realized gains (losses)			
Fixed maturities	$ (276,657)	$ 90,237	$ 307,677
Equity securities	$ (27,230)	$ (2,970)	$ (6,477)
Other	$ 155,472	$ (698)	$ 9,690
Net realized gains (losses)	$ (148,415)	$ 86,569	$ 310,890

3

Cost of Insurance Acquired and Excess of Cost Over Net Assets Acquired

Cost of insurance acquired is summarized as follows:

Cost of Insurance Acquired

	Years ended December 31 2001	2000	1999
Balance at beginning of period	$ 6,156,424	$ 7,186,494	$ 8,290,853
Increase (decrease) related to			
➢ Acquisitions	–	–	50,000
➢ Interest	461,732	538,988	625,251
➢ Amortization	(1,467,805)	(1,569,058)	(1,779,610)
Balance at end of period	$ 5,150,351	$ 6,156,424	$ 7,186,494

Accretion of interest on cost of insurance acquired is calculated based on the rates of interest used in setting the related policy reserves. These rates range from 6.5% to 8.5%. Estimated amortization in each of the next five years is as follows. These amounts are equal to the carrying value due and exclude

interest accretion at rates ranging from 6.5% to 8.5%. Actual future amortization will differ from these estimates due to variances from estimated future withdrawal assumptions.

ESTIMATED AMORTIZATION

2002	$1,043,703	2005	597,711
2003	756,874	2006	555,132
2004	674,825	Thereafter	1,522,106

Excess of cost over net assets acquired is summarized as follows:

EXCESS OF COST OVER NET ASSET ACQUIRED

	GROSS	ACCUMULATED AMORTIZATION	NET
Balance at December 31, 1998	$ 11,531,840	$ (3,156,041)	$ 8,375,799
Increase related to acquisitions	303,703	–	303,703
Amortization	–	(658,458)	(658,458)
Balance at December 31, 1999	$ 11,835,543	$ (3,814,499)	$ 8,021,044
Amortization	–	(658,390)	(658,390)
Balance at December 31, 2000	$ 11,835,543	$ (4,472,889)	$ 7,362,654
Amortization	–	(595,410)	(595,410)
Balance at December 31, 2001	$ 11,835,543	$ (5,068,299)	$ 6,767,244

4

POLICY LIABILITIES

Various assumptions used to determine the future policy benefit reserves include the following: a) valuation interest rates from 4 to 9%, b) mortality assumptions are from the 1955 to 1960, 1965 to 1970 and 1975 to 1980 Select and Ultimate mortality tables and c) withdrawals are based primarily on actual historical termination rates.

The following table presents information on changes in the liability for accident and health policy and contract claims for the years ended December 31, 2001 and 2000.

LIABILITY FOR ACCIDENT AND HEALTH POLICY AND CONTRACT CLAIMS

	YEARS ENDED DECEMBER 31 2001	2000
Policy and contract claims payable at January 1	$ 1,370,419	$ 2,009,144
Add claims incurred, related to:		
Current year	3,565,692	5,176,481
Prior years	(264,351)	(17,858)
	3,301,341	5,158,623
Deduct claims paid, related to:		
Current year	2,512,382	4,080,331
Prior years	1,092,188	1,717,017
	3,604,570	5,797,348
Policy and contract claims payable, December 31	$ 1,067,190	$ 1,370,419

The development of prior year claim reserves reflects normal changes in actuarial estimates.

A summary of the policy claims payable is as follows:

SUMMARY OF THE POLICY CLAIMS PAYABLE

	DECEMBER 31 2001	2000
Liability for accident and health policy and contract claims	$ 1,067,190	$ 1,370,419
Liability for life policy and contract claims	1,915,279	1,495,691
Policy claims payable	$ 2,982,469	$ 2,866,110

5

REINSURANCE

In the normal course of business, the Company reinsures portions of certain policies that it under-

writes to limit disproportionate risks. During 2001, the Company retained varying amounts of individual insurance up to a maximum retention of $100,000 on any life. On health policies there are varying retention limits ranging from $25,000 to $75,000 depending on the product with some of the supplemental hospital and surgical policies reinsured on a quota share basis. The Company's share of risk on the quota share reinsurance is 50%. The Company remains contingently liable to the extent that the reinsuring companies cannot meet their obligations under these reinsurance treaties.

Assumed and ceded reinsurance activity for 2001 and 2000 is summarized as follows:

ASSUMED AND CEDED REINSURANCE ACTIVITY

	DECEMBER 31	
	2001	2000
Aggregate assumed life insurance in force	$ 440,023,000	$ 326,267,000
Aggregate ceded life insurance in force	$ (206,386,000)	$ (272,150,000)
Total life insurance in force	$ 2,650,247,000	$ 2,294,640,000

Premiums and claims and surrenders assumed and ceded for the years ended December 31, 2001, 2000 and 1999:

PREMIUMS AND CLAIMS AND SURRENDERS ASSUMED AND CEDED

	YEARS ENDED DECEMBER 31		
	2001	2000	1999
Premiums assumed	$ 543,792	$ 95,068	$ 484,746
Premiums ceded	$ (2,312,232)	$ (2,494,798)	$ (2,539,155)
Claims and surrenders assumed	$ 533,452	$ 87,025	$ 481,899
Claims and surrenders ceded	$ (1,554,866)	$ (1,710,160)	$ (1,762,195)

Amounts paid or deemed to have been paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

6

STOCKHOLDERS' EQUITY AND RESTRICTIONS

The two classes of stock of Citizens are equal in all respects, except (a) each Class A share receives twice the cash dividends paid on a per share basis to the Class B common stock; and (b) the Class B common stock elects a simple majority of the Board of Directors of Citizens and the Class A common stock elects the remaining directors.

Generally, the net assets of the insurance subsidiaries available for transfer to Citizens are limited to the greater of the subsidiary net gain from operations during the preceding year or 10% of the subsidiary net statutory surplus as of the end of the preceding year as determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities. Payments of dividends in excess of such amounts would generally require approval by the regulatory authorities. Based upon statutory net gain from operations and surplus of the individual insurance companies as of and for the year ended December 31, 2001 approximately $6,100,000 of dividends could be paid to Citizens without prior regulatory approval.

CICA, CILIC and Excalibur have calculated their risk based capital (RBC) in accordance with the National Association of Insurance Commissioners' Model Rule and the RBC rules as adopted by their respective state of domicile. The RBC as calculated for CICA, CILIC and Excalibur as of December 31, 2001 exceeded levels requiring company or regulatory action.

7

MERGERS AND ACQUISITIONS

On January 26, 1999 Citizens acquired Investors in exchange for 609,269 shares of its Class A Common stock. The excess of cost over net assets acquired amounted to $303,703 and is being amortized over 10 years.

Effective January 1, 2000, NSLIC was merged with and into CICA. Additionally, effective October 1, 2000, USLIC was merged with and into CICA.

On November 20, 2001, Citizens announced that definitive agreements had been reached between Citizens and Combined Underwriters Life Insurance Company (Combined) and between Citizens and Lifeline Underwriters Life Insurance Company (Lifeline), whereby Citizens would acquire 100% of the outstanding shares of both Combined and Lifeline.

Pursuant to the terms of the agreements, which were approved by Combined's and Lifeline's shareholders and regulatory authorities, Citizens issued approximately 753,000 shares of its Class A Common Stock to acquire Combined and approximately 305,000 shares of its Class A Common Stock to acquire Lifeline. The transactions closed on March 19, 2002 and were accounted for as purchases.

8
CONTINGENCIES

The Company is a party to various legal proceedings incidental to its business. The Company has been named as a defendant in various legal actions seeking payments for claims denied by the Company and other monetary damages. In the opinion of management, the ultimate liability, if any, resulting from any contingent liabilities that might arise from litigation are not considered material in relation to the financial position or results of operations of the Company.

Reserves for claims payable are based on the expected claim amount to be paid after a case by case review of the facts and circumstances relating to each claim. A contingency exists with regard to these reserves until such time as the claims are adjudicated and paid.

9
SEGMENT INFORMATION

The Company has two reportable segments identified by geographic area: International Business and Domestic Business. International Business, consisting of ordinary whole-life business, is sold primarily throughout Central and South America. The Company has no assets, offices or employees outside of the United States of America (U.S.) and requires that all transactions be in U.S. dollars paid in the U.S. Domestic Business, consisting of traditional life and burial insurance, pre-need policies,

accident and health specified disease, hospital indemnity and accidental death policies, is sold throughout the southern U.S. The accounting policies of the segments are in accordance with U.S. GAAP and are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on U.S. GAAP net income before federal income taxes for its two reportable segments.

Geographic Areas : The following summary represents financial data of the Company's continuing operations based on their location.

Revenues Based on Reportable Segment

	2001	2000	1999
Revenues			
U.S.	$ 11,991,619	$ 14,340,251	$ 19,844,710
Non-U.S.	55,655,205	52,337,865	52,032,348
Total Revenues	$ 67,646,824	66,678,116	$ 71,877,058

The following summary, representing revenues and pre-tax income from continuing operations and identifiable assets for the Company's reportable segments as of and for the years ended December 31, 2001, 2000 and 1999, is as follows:

Segmented Financial Information

	Years ended December 31		
	2001	2000	1999
Revenue excluding net investment income and realized gains (losses):			
Domestic	$ 9,660,887	$ 11,622,382	$ 16,546,005
International	44,837,871	42,418,411	43,383,223
Total consolidated revenue	$ 54,498,758	54,040,793	$ 59,929,228
Net investment income:			
Domestic	$ 2,357,041	2,699,251	$ 3,212,871
International	10,939,440	9,851,503	8,424,069
Total consolidated net investment income	$ 13,296,481	12,550,754	$ 11,636,940

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENTED FINANCIAL INFORMATION, CONTINUED

	YEARS ENDED DECEMBER 31		
	2001	2000	1999
AMORTIZATION EXPENSE:			
Domestic	$ 1,896,086	1,922,308	$ 1,766,439
International	8,581,042	8,595,324	10,382,384
Total consolidated amortization expense	$ 10,477,128	10,517,632	$ 12,148,823
REALIZED GAINS (LOSSES):			
Domestic	$ (26,309)	$ 18,618	$ 85,834
International	(122,106)	67,951	225,056
Total consolidated realized gains (losses)	$ (148,415)	$ 86,569	$ 310,890
INCOME (LOSS) BEFORE FEDERAL INCOME TAX:			
Domestic	$ 829,277	$ 290,577	$ 67,571
International	4,199,353	2,233,164	904,878
Total consolidated net income before Federal income taxes	$ 5,028,630	$ 2,523,741	$ 972,449

	DECEMBER 31	
	2001	2000
ASSETS:		
Domestic	$ 93,652,639	$ 93,476,985
International	188,433,624	174,365,379
Total	$ 282,086,263	$ 267,842,364

Major categories of premiums are summarized as follows:

	YEARS ENDED DECEMBER 31		
	2001	2000	1999
PREMIUMS:			
Ordinary life	$ 48,142,397	$ 45,892,621	$ 47,687,414
Annuity and universal life	216,905	228,479	261,880
Group life	543,792	95,068	484,746
Accident and health	5,059,843	7,235,685	10,886,317
Total premiums	$ 53,962,937	$ 53,451,853	$ 59,320,357

10

INCOME TAXES

A reconciliation of Federal income tax expense computed by applying the Federal income tax rate of 34% to income before Federal income tax expense is as follows:

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE

	2001	2000	1999
Computed normal tax expense	$ 1,709,734	$ 858,072	$ 330,633
Small life insurance company deduction	(612,000)	(573,000)	(597,755)
Change in valuation allowance	–	–	(173,350)
Amortization of excess of costs over net assets acquired	202,439	224,000	223,876
Adjustment of prior year taxes	(276,492)	–	–
Other	41,836	(38,072)	(82,027)
Federal income tax expense (benefit)	$ 1,065,517	$ 471,000	$ (298,623)

Income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999 consists of:

INCOME TAX EXPENSE (BENEFIT)

	2001	2000	1999
Current	$ 646,636	459,000	$ 1,405,698
Deferred	418,881	12,000	(1,704,321)
Total	$ 1,065,517	471,000	$ (298,623)

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below.

Deferred Tax Assets and Deferred Tax Liabilities

	December 31			
		2001		2000
Deferred tax assets:				
➢Future policy benefit reserves	$	16,186,294	$	15,472,000
➢Net operating loss carryforwards		87,000		760,000
➢Due and accrued dividends and expenses		656,333		139,000
➢Investments available-for-sale		–		369,948
➢Other		128,217		697,802
Total gross deferred tax assets		17,057,844		17,438,750
Deferred tax liabilities:				
➢Deferred policy acquisition costs and cost of insurance acquired and intangible assets	$	12,253,001		11,847,000
➢Reinsurance		673,826		671,160
➢Investments available-for-sale		374,782		–
➢Other		291,097		291,840
Total gross deferred tax liabilities		13,592,706		12,810,000
Net deferred tax asset	$	3,465,138		4,628,750

During 1999, the Company released the valuation allowance associated with NSLIC net operating losses. These losses have been utilized in 2001 by the Company and CICA.

The Company and its subsidiaries had net operating losses at December 31, 2001 available to offset future taxable income of approximately $87,000 for Federal income tax substantially all of which expire through 2020. A portion of the net operating loss carryforward is subject to limitations under Section 382 of the Internal Revenue Code.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2001, the Company had accumulated approximately $3,291,000 in its "policyholders' surplus account." This is a special memorandum tax account into which certain amounts not previously taxed, under prior tax laws, were accumulated. No new additions will be made to this account. Federal income taxes will become payable thereon at the then current tax rate (a) when and if distributions to the shareholder, other than stock dividends and other limited exceptions, are made in excess of the accumulated previously taxed income; or (b) when a company ceases to be a life insurance company as defined by the Internal Revenue Code and such termination is not due to another life insurance company acquiring its assets in a nontaxable transaction. The Company does not anticipate any transactions that would cause any part of this amount to become taxable. However, should the balance at December 31, 2001 become taxable, the tax computed at present rates would be approximately $1,119,000.

11

FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimates of fair values are made at a specific point in time, based on relevant market prices and information about the financial instrument. The estimated fair values of financial instruments presented below are not necessarily indicative of the amounts the Company might realize in actual market transactions. The carrying amount and fair value for the financial assets and liabilities on the consolidated balance sheets at each year-end were:

CARRYING AMOUNT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

	2001		2000	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
FINANCIAL ASSETS:				
Fixed maturities	$ 184,017,246	$ 184,269,247	$ 170,528,500	$ 170,534,698
Equity securities	568,398	568,398	675,726	675,726
Cash and cash equivalents	6,793,852	6,793,852	4,064,035	4,064,035
Mortgage Loans	1,109,547	1,109,547	1,178,668	1,178,668
FINANCIAL LIABILITIES:				
Annuities	3,839,023	3,839,023	4,170,884	4,170,884

Fair values for fixed income securities and equity securities are based on quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other assumptions, including the discount rate and estimates of future cash flows.

Mortgage loans are secured principally by residential properties. Weighted average interest rates for these loans as of December 31, 2001 and 2000, were approximately 8.7% and 8.6%, respectively, with maturities ranging from one to fifteen years. Management believes that reported amounts approximate fair value.

The carrying value and fair values for the Company's liabilities under annuity contract policies are the same as the interest rates credited to these products and are periodically adjusted by the Company to reflect market conditions. The fair value of liabilities under all insurance contracts are taken into consideration in the overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

Policy loans have a weighted average interest rate of 7.6% and 7.5% as of December 31, 2001 and 2000, respectively, and have no specified maturity dates. The aggregate fair value of policy loans approximates the carrying value reflected on the consolidated balance sheet. These loans typically carry an interest rate that is tied to the crediting rate applied to the related policy and contract reserves. Policy loans are an integral part of the life insurance policies which the Company has in-force and cannot be valued separately.

For cash, accrued investment income, amounts recoverable from reinsurers, other assets, federal income tax payable and receivable, dividend accumulations, commissions payable, amounts held on deposit, and other liabilities, the carrying amounts approximate fair value because of the short maturity of such financial instruments.

12

OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the components of other comprehensive income (loss) are reported net of income taxes of 34% for the periods indicated as follows:

OTHER COMPREHENSIVE INCOME (LOSS)

	YEAR ENDED DECEMBER 31, 2001		
	PRE-TAX AMOUNT	TAX EFFECT	NET AMOUNT
UNREALIZED GAIN ON SECURITIES:			
Unrealized holding gain arrising during the period	$ 1,886,498	$ (641,409)	$ 1,245,089
Add: reclassification adjustment for losses included in net income	303,887	(103,322)	200,565
Other comprehensive income	$ 2,190,385	$ (744,731)	$ 1,445,654

	YEAR ENDED DECEMBER 31, 2000		
	PRE-TAX AMOUNT	TAX EFFECT	NET AMOUNT
UNREALIZED GAIN ON SECURITIES:			
Unrealized holding gain arrising during the period	$ 4,622,602	$ (1,571,685)	$ 3,050,917
Less: reclassification adjustment for gains included in net income	(87,267)	29,671	(57,596)
Other comprehensive income	$ 4,535,335	$ (1,542,014)	$ 2,993,321

	YEAR ENDED DECEMBER 31, 1999		
	PRE-TAX AMOUNT	TAX EFFECT	NET AMOUNT
UNREALIZED LOSS ON SECURITIES:			
Unrealized holding loss arrising during the period	$ (10,812,316)	$ 3,676,186	$ (7,136,130)
Add: reclassification adjustment for gains included in net income	(301,200)	102,410	(198,790)
Other comprehensive loss	$ (11,113,516)	$ 3,778,596	$ (7,334,920)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table contains selected unaudited consolidated financial data for each calendar quarter.

UNAUDITED CONSOLIDATED FINANCIAL DATA BY QUARTER

	2001			
	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Revenues	$ 18,228,560	$ 17,582,734	$ 16,353,749	$ 15,481,781
Expenses	16,593,461	15,637,391	15,617,737	14,769,605
Federal income tax expense	135,517	585,000	155,000	190,000
Net income	1,499,582	1,360,343	581,012	522,176
Basic and diluted earnings per share	.06	.06	.02	.02

	2000			
	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Revenues	$ 17,621,342	$ 17,010,084	$ 16,468,250	$ 15,578,440
Expenses	15,224,838	17,631,964	15,298,624	15,998,949
Federal income tax expense (benefit)	705,398	(335,073)	220,512	(119,837)
Net income (loss)	1,691,106	(286,807)	949,114	(300,672)
Basic and diluted earnings (loss) per share	.07	(.01)	.03	(.01)

	1999			
	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Revenues	$ 18,883,005	$ 17,946,816	$ 18,229,167	$ 16,818,070
Expenses	19,150,093	16,816,910	18,455,771	16,481,835
Federal income tax expense (benefit)	(481,050)	239,427	(115,484)	58,484
Net income (loss)	213,962	890,479	(111,120)	277,751
Basic and diluted earnings (loss) per share	.01	.04	(.01)	.01

Forward-Looking Statements

Certain statements contained in this Annual Report are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the "Act"), including the statements specifically identified as forward-looking statements. Many of these statements contain risk factors as well. In addition, certain statements in future filings by the Company with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of the Company which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements, include (i) projections of revenues, income or loss, earnings or loss per share and other financial items, (ii) statements of plans and objectives of the Company or its management or Board of Directors, (iii) statements of future economic performance and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "targeted", "may", "will" and similar expressions are intended to identify forward-looking statements but are the exclusive means of identifying these statements.

Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include; (i) the strength of foreign and U.S. economies in general and the strength of the local economies in which operations are conducted; (ii) the effects of and changes in trade, monetary and fiscal policies and laws; (iii) inflation, interest rates, market and monetary fluctuations and volatility; (iv) the timely development of and acceptance of new products and services and perceived overall value of these products and services by existing and potential customers; (v) changes in consumer spending, borrowing and saving habits; (vi) concentrations of business from persons residing in third world countries; (vii) acquisitions; (viii) the persistency of existing and future insurance policies sold by the Company and its subsidiaries; (ix) the dependence of the Company on its Chairman of the Board; (x) the ability to control expenses; (xi) the effect of changes in laws and regulations (including laws and regulations concerning insurance) with which the Company and its subsidiaries must comply, (xii) the effect of changes in accounting policies and practices; (xiii) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and (xiv) the success of the Company at managing the risks involved in the foregoing.

The forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On November 20, 2001, Citizens announced agreements to acquire all outstanding shares of Combined Underwriters Life Insurance Company ("Combined") and Lifeline Underwriters Life Insurance Company ("Lifeline") for shares of Citizens Class A Common stock. Both Combined and Lifeline are members of the Walden P. Little Group of Tyler, Texas. The agreement was approved by shareholders of Combined and Lifeline and insurance regulatory authorities in Texas in March, 2002. The exchange was based upon a market value of $8.64 per share for Combined and $5.00 per share for Lifeline. The price for Citizens shares of $11.479 was based upon its average closing price for the 20-days preceding closing, which occurred on March 19, 2002. The total aggregate consideration issued by Citizens amounted to approximately 1.1 million shares of Class A common stock.

Combined had revenues of $15.7 million for the year ended December 31, 2000, the last full year such data was available, and assets and stockholders' equity as of December 31, 2000 were $24.9 million and $6.3 million, respectively. Lifeline had revenues of $838,000 for the year ended December 31, 2000 and, assets and stockholders' equity as of December 31, 2000 were $4.1 million and $3.4 million, respectively.

Combined and Lifeline will continue to operate from their offices in Tyler, with a combined management team. *Management believes that the acquisitions should enhance premium income and total revenue and provide the Company an established domestic marketing program. It is expected that the marketing operations of these companies will continue to write the supplemental accident and health products that have historically been the foundation of their new business, but will also provide a new division to offer the domestic ordinary life products developed by CICA.*

RESULTS OF OPERATIONS

Net income of $3,963,113 or $.16 per share was earned during 2001, compared to net income of $2,052,741 or $.08 per share for the year ended December 31, 2000 and net income of $1,271,072 or $.05 per share in 1999. Increased production of new business coupled with improved persistency contributed to the increased earnings in 2001.

Total revenues for the year ended December 31, 2001 were $67,646,824 compared to $66,678,116 in 2000, an increase of 1.5%. In 1999 revenues were $71,877,058. The 2001 increase in revenues compared to 2000 was related to a 14.9% increase in new life sales (measured in paid annualized premiums), a 3.4% increase in renewal premiums and a 5.9% increase in net investment income that offset a 30.1% decrease in accident and health premiums (a decline from $7,235,685 in 2000 to $5,059,843 in 2001). The decrease in 2000 revenues was related to a 33.5% decrease in accident and health premiums (a decline from $10,886,317 in 1999 to $7,235,685 in 2000) as a result of the Company's termination of the book of individual major medical and group dental business as well as decreased renewal life premiums resulting from the lower persistency experienced in 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Premium income increased by 1.0% from $53,451,853 in 2000 to $53,962,937 in 2001. Premium income decreased by 9.9% from $59,320,357 in 1999 to $53,451,853 in 2000. The 2001 increase is comprised of a $2,698,500 increase in life premiums offset by a $2,175,842 decrease in accident and health premiums. The 2000 decrease was primarily attributable to a $3,650,632 decrease in accident and health premiums.

During the second half of 1998, the Company began to experience a significant increase in the volume of accident and health claims created by high early utilization by holders of USLIC's group dental certificates. As a result of the substantial increase in the volume of claims plus an increase in the accident and health loss ratio, management moved to cancel a large portion of the existing block of USLIC's group dental business and NSLIC's individual major medical business during the third quarter of 1999 in order to curtail both claims and operating expenses. This action contributed to the $3,650,632 decrease in accident and health premiums in 2000 and an additional $2,175,842 decrease in 2001. Because of the increase in the loss ratio, management has implemented significant rate increases on the remaining supplemental non-cancelable accident and health products which has also contributed to the decrease in accident and health premiums, as some policyholders have elected to cancel their policies.

In January, 1998, CICA introduced a new line of international products known as the Millennia 2000 series; however, in 1998 and 1999, CICA's international sales were hampered due to the contraction of several Latin American economies, as well as competition from new local companies, many of whom are subsidiaries of large U.S. insurers. As a result, there was a decrease in the Company's core book of ordinary life business.

Production of new life insurance premiums by the associates of CICA measured in issued and paid annualized premiums increased 21.4% from 1999 to 2000 and 14.9% from 2000 to 2001. In addition, management initiated a domestic ordinary life sales program in late 2000. *This program, targeting rural areas of the United States, is expected to provide a new entrée into the domestic life market for the Company in future years. Due to changes in agency management, this program's initial results have not been as successful as management had anticipated; however, the Company believes the program will ultimately be successful. The Company intends to expand sales efforts beyond Texas to other states in which CICA is licensed.*

Net investment income increased 5.9% during 2001 to $13,296,481 from $12,550,754 during 2000. The 2000 results were up 7.9% compared to the $11,636,940 earned in 1999. The 2001, 2000 and 1999 results reflect the continuing expansion of the Company's asset base, and the actions taken in previous years to change the mix and duration of the Company's invested assets to place less emphasis on government guaranteed mortgage pass-through instruments and more emphasis on investments in callable instruments issued by U.S. government agencies. Management terminated the Company's outside investment advisor effective March 31, 2000. The Company feels it can more effectively achieve its investment objectives by overseeing the investment activities in-house. *During 2001, significant decreases in interest rates occurred. As a result, management expects returns on newly invested funds to decline in the short-term. Management does not*

believe such declines will have a materially adverse effect on future operating results, and believes the yield earned on newly invested money to be reasonable and in line with assumptions utilized in new-product development.

During the fourth quarter of 2001, the Company realized losses of approximately $390,000 before tax on the disposal of approximately $9 million of U.S. Treasury notes which were purchased in the early 1990s. The entire principal portion of the notes could have been called in February of 2002, at par. Management disposed of the notes in order to reduce any potential loss in the event the notes were called. This avoided an additional $100,000 in losses when the notes were called in February 2002. The Company typically avoids investments in bonds and notes at significant premiums in order to minimize the potential for loss on early calls such as the situation described above. *Management does not believe any similar condition exists within the Company's bond portfolio which could result in any significant future losses. An analysis of the Company's portfolio indicates that the total remaining exposure from such calls in the future was approximately $30,000.*

Policyholder dividends increased to $3,294,899 in 2001, up 8.5% over 2000 dividends of $3,037,343. The 2000 amounts represented an increase of 6.8% compared to $2,843,681 in 1999. Virtually all of CICA's policies that have been sold since 1989 are participating. Participating policies represent a large majority (53.9%) of the Company's business in-force, although the percentage of participating business has declined from approximately 91% in 1995 due to acquisitions in recent years. *Management expects continued growth in participating policies because CICA will continue to focus on sales of participating products internationally.*

Claims and surrenders decreased 3.9% from $30,370,996 in 2000 to $29,189,132 in 2001. In 1999 claims and surrenders were $34,747,480. Decline on claims in accident and health benefits attributable to the respective blocks of business of NSLIC and USLIC were responsible for the 2000 decrease. The decline in claims on these blocks as a result of the above discussed cancellation of a large block of business in 1999 and 2000 contributed to the 2001 improvement.

Death benefits increased 6.4% from $5,277,284 in 2000 to $5,613,782 in 2001. Death benefits were $5,135,808 in 1999. Management believes the increase in 2001 was reflective of the increased business in force. The Company has historically adhered to an underwriting policy which requires complete medical examinations on all applicants who are foreign residents, except children, regardless of age or face amount of the policy applied for. Beginning in 1996, management initiated a change to more selective medical examinations in conjunction with dry spot blood tests and extensive medical questions on the application in order to lower the cost of new business without sacrificing necessary information for the underwriter. Additionally, X-rays and electrocardiograms are required depending on age and face amount of the policy. On all policies of $150,000 or more, inspection reports are required which detail the background resources and lifestyle of the applicant. The Company has developed numerous contacts throughout Latin America with which its underwriters can validate information contained in the application, medical or inspection report.

Accident and health benefits decreased 36.0% from $5,158,623 in 2000 to $3,301,341 in 2001. Such

claims were $8,686,218 in 1999. As indicated above, as a result of the substantial increase in the volume of USLIC's accident and health claims plus an increase in the accident and health loss ratio, management cancelled a large portion of the existing blocks of USLIC's group dental and NSLIC's individual major medical business during the third quarter of 1999. This action contributed to the decrease of $2,175,842 and $3,650,632 in accident and health premiums and the $1,857,282 and $3,527,595 decrease in accident and health claims in 2001 and 2000, respectively. Additionally, significant rate increases have been imposed on the accident and health business remaining in force.

Endowment benefits increased 10.1% from $4,895,492 in 2000 to $5,389,082 in 2001. In 1999, such expenses were $5,048,973. Beginning in late 1990, CICA introduced a new series of international policies that carried an immediate endowment benefit of an amount elected by the policyowner. This endowment is factored into the premium of the policy and is paid annually.

Policy surrenders increased 2.2% from $14,124,514 in 2000 to $14,435,486 in 2001. Surrenders were $14,920,985 in 1999. The relative stability in 2001, 2000 and 1999 is, in the opinion of management, the result of a campaign begun in mid-1997 to inform policyowners about the benefits of their policies.

Other claim expenses amounted to $449,441 in 2001, $915,083 in 2000 and, $955,496 in 1999. These expenses are comprised of supplemental contract benefits, interest on policy funds and assorted other miscellaneous policy benefits.

During 2001, commissions increased 8.3% to $13,444,270 from $12,411,053 in 2000. In 1999, commission expense was $12,234,053. The increases in 2001 and 2000 occurred because of the increased production and related increased issuance of new life policies.

Underwriting, acquisition and insurance expenses increased 4.9% to $10,635,639 in 2001 compared to $10,139,539 in 2000 and $10,328,996 in 1999. During 2000, overhead expenses were incurred to develop the domestic ordinary life sales program which offset reductions achieved following the termination of the accident and health business described above and the consolidation of NSLIC and USLIC. During 2001, the Company incurred overhead expenses related to acquisition activities combined with expenses incurred to continue to develop the domestic ordinary life sales program.

In order to convert a majority of CICA's marketing overhead from fixed to variable, management contracted in early 1997 with an independent international marketing company to serve as managing agent for the Company's international marketing activities. This firm receives an overriding commission on all new business issued internationally in exchange for the absorption of all marketing, management and promotion activities. *By taking such actions, management believes a significant amount of fixed overhead has been converted to a variable expense.* Management has utilized firms such as this in previous periods with success in obtaining increases in new business production and expense reductions.

Capitalized deferred policy acquisition costs increased 10.5% from $10,056,287 in 2000 to $11,112,096

in 2001. These costs were $9,287,457 in 1999. The increase in 2001 reflects increased sales throughout the year of traditional whole life policies internationally. The 2000 increase reflects increased fourth quarter sales activity. Amortization of these costs was $8,568,445, $8,521,972 and $10,028,806, respectively in 2001, 2000 and 1999.

Amortization of cost of insurance acquired, excess of cost over net assets acquired and other intangibles decreased from $1,995,660 in 2000 to $1,908,683 in 2001. In 1999, such amortization was $2,120,017.

A charge of $9.5 million was recorded in the third quarter of 1998 related to the non-recoverability of a portion of the excess of cost over net assets acquired ("goodwill") on the Company's books. The writedown was related to the goodwill recorded in the 1995 acquisition of American Liberty Financial Corporation (ALFC) and was caused by a decline in new production from insurance agents formerly associated with American Liberty. Subsequent to the acquisition, management implemented a 50% reduction in the amount of commission paid to these agents in order to preserve the profitability of the accident and health business which was negatively impacted by changes in state laws that severely limited profit margins, as well as mandated change in interest rates used to compute reserves on this business. In order to ascertain the recoverability of the goodwill balance, the Company performed an analysis of the relevant cash flows based upon estimated production, net of policy acquisition costs, policyholder benefits and other general expenses. As a result of this analysis, it was determined that an impairment of goodwill had occurred and a write-down to goodwill was necessary.

Management has continued to monitor production associated with these products. Through 2001, management was successful in reviving production from some of the largest producers of American Liberty. *Should production by the former agents of American Liberty, now representing CICA, not meet expected amounts due to the rate increases described above, additional write-offs could result. At December 31, 2001, approximately $2.6 million of goodwill related to American Liberty remained on the balance sheet. New accounting rules regarding amortization of goodwill were promulgated by the Financial Accounting Standards Board (FASB) during 2001 as discussed below and became effective January 1, 2002. Under the new FASB pronouncement, annual amortization of such amounts would cease since goodwill has an indefinite life, and a charge would occur only if goodwill on the balance sheet was determined to be impaired. The Company has approximately $6.8 million of goodwill recorded at December 31, 2001. During 2001, $595,410 of goodwill was amortized.*

LIQUIDITY AND CAPITAL RESOURCES

Stockholders' equity increased from $77,313,031 at December 31, 2000 to $82,721,798 at December 31, 2001. The increase was attributable to net income of $3,963,113 earned in 2001 and unrealized gains (losses), net of tax, changing by $1,445,654 during 2001. Increases in the market value of the Company's

bond portfolio caused by higher bond prices resulted in the change in unrealized (losses).

The Company paid a 7% stock dividend on December 31, 2000 to holders of record as of December 1, 2000. A similar 7% dividend was paid on December 31, 1999 to holders of record as of December 1, 1999. Both dividends were paid using Class A and B shares that were previously authorized but unissued. The dividends had the effect of transferring $11,497,886 and $10,649,736 respectively in 2000 and 1999 from retained earnings to Common Stock and Treasury Stock.

Invested assets increased to $206,695,811 in 2001 from $194,203,327 in 2000, an increase of 6.4%. An 8.2% increase in fixed maturities available-for-sale more than offset a 4.3% decrease in policy loans. At December 31, 2001 and 2000, fixed maturities have been categorized into two classifications: fixed maturities held-to-maturity, which are valued at amortized cost, and fixed maturities available-for-sale which are valued at fair value. Fixed maturities held to maturity, amounting to $5,569,899 at December 31, 2001 consist of U.S. Treasury securities. *Management has the intent and believes the Company has the ability to hold the securities to maturity.*

Policy loans comprise 9.7% of invested assets at December 31, 2001 compared to 10.8% at December 31, 2000. These loans, which are secured by the underlying policy values, have yields ranging from 5% to 10% and maturities that are related to the maturity or termination of the applicable policies. *Management believes that the Company maintains more than adequate liquidity despite the uncertain maturities of these loans.*

Cash balances of the Company in its primary depository, Chase Bank, were significantly in excess of Federal Deposit Insurance Corporation (FDIC) coverage at December 31, 2001 and 2000. Management monitors the solvency of all financial institutions in which it has funds to minimize the exposure for loss. *At December 31, 2001, management does not believe the Company is at significant risk for such a loss. During 2002, the Company intends to continue to utilize callable securities issued by Federal agencies as cash management tools to minimize excess cash balances and enhance return.*

In the wake of recent bankruptcy filings by large corporations, concern has been raised regarding the use of certain off-balance sheet special purpose entities such as partnerships to hedge or conceal losses related to investment activity. The Company does not utilize special purpose entities as investment vehicles. Nor are there any such entities which the Company has an investment in that engage in speculative activities of any description, and the Company does not use such investments to hedge the Company or CICA positions. Furthermore, there are no commitments nor guarantees that provide for the potential issuance of the Company's stock.

CICA owned 2,085,244 shares of Citizens Class A common stock at both December 31, 2001 and December 31, 2000. In the Citizens consolidated financial statements, the shares of Citizens Class A Common Stock owned by CICA are combined with the other treasury shares and the aggregate treasury shares are reported at cost in conformity with U.S. GAAP. The Statutory Accounting Practices for these shares

prescribed by the National Association of Insurance Commissioners (NAIC) and the State of Colorado are not applicable to the U.S. GAAP consolidated financial statements of Citizens. Those Statutory Accounting Practices are only followed with respect to filings made in accordance with the rules and regulations of the various state insurance departments and the NAIC and require that CICA carry its investment in Citizens shares at market value reduced by the percentage ownership of Citizens by CICA, limited to 2% of admitted assets.

The NAIC has established minimum capital requirements in the form of Risk-Based Capital ("RBC"). Risk-based capital factors the type of business written by a company, the quality of its assets, and various other factors into account to develop a minimum level of capital called "authorized control level risk-based capital" and compares this level to an adjusted statutory capital that includes capital and surplus as reported under Statutory Accounting Principles, plus certain investment reserves. Should the ratio of adjusted statutory capital to control level risk-based capital fall below 200%, a series of actions by the Company would begin. At December 31, 2001, CICA, CILIC and Excalibur were above required minimum levels.

Effective January 1, 2001, the NAIC implemented codified rules for statutory accounting. These rules were approved and implemented by each state in which CICA's, CILIC's and Excalibur's operations are domiciled. CICA is domiciled in Colorado and CILIC and Excalibur are domiciled in Illinois. CICA follows certain Colorado state laws that differ from NAIC's codified rules. The primary difference between the Colorado statutes and the codified rules involve the establishment of a liability for future policy dividends payable. Under codification such reserve is mandated; however, Colorado has an exception if the difference between the premium charged and the mortality factor included in the premium on participating policies exceeds the reserve that would be established. Such is the case for CICA. As a result, CICA did not establish the reserve of approximately $3 million in its statutory financial statements as of and for the year ended December 31, 2001 or December 31, 2000. In Illinois, codified rules must be followed unless the Commissioner of Insurance of the State of Illinois permits specific practices that differ from the codified rules. CILIC and Excalibur have not requested explicit permission to deviate from the NAIC codified rules. Overall, the implementation of codification increased the Company's surplus on a statutory accounting basis by 1.0% related to the statutory accounting practices with respect to deferred income taxes.

SEPTEMBER 11, 2001 TERRORIST ATTACKS

The tragedies of September 11, 2001 significantly impacted the life insurance industry's operating results. None of the Company's life insurance subsidiaries have ever written business in New York, Pennsylvania or Washington, D.C. The Company is unaware of any claims related to such events, and therefore, does not expect any adverse effects as a result. The Company may, however, be inadvertently subject to claims from such attacks should they be assessed by various state Guaranty Funds as a result of any insurance company insolvencies triggered by those attacks.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES

The Company's critical accounting policies are as follows:

POLICY LIABILITIES

Future policy benefit reserves have been computed by the net level premium method with assumptions as to investment yields, dividends on participating business, mortality and withdrawals based upon the Company's and industry experience. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of policy liabilities and the increase in future policy benefit reserves. Management's judgments and estimates for future policy benefit reserves provides for possible unfavorable deviation.

The Company continues to use the original assumptions (including a provision for the risk of adverse deviation) in subsequent periods to determine the changes in the liability for future policy benefits (the "lock-in concept") unless a premium deficiency exists. Management closely monitors these assumptions and has determined that a premium deficiency does not exist. *Management believes that the Company's policy liabilities and increase in future policy benefit reserves as of and for the years ended December 31, 2001, 2000 and 1999 are based upon assumptions, including a provision for the risk of adverse deviation, that do not warrant revision.* The relative stability of these assumptions is discussed below.

The ratio of lapses and surrenders to mean life insurance in-force has varied between 4.3% and 5.1% for the past five years. During the past five years the ratio of commissions, underwriting and operating expenses to insurance premiums has ranged from 34.2% to 44.6% and the ratio of commissions, underwriting and operating expenses, policy reserves increases, policyholder benefits and dividends to policyholders to insurance premiums has ranged from 106.3% to 119.2%. Additionally, the ratio of net investment income to mean amount of invested assets has varied from 6.6% to 6.8% during the past five years. As presented earlier, death benefits for the years ended December 31, 2001, 2000 and 1999 have been $5,613,782, $5,277,284 and $5,135,808, respectively.

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs, consisting of commissions and policy issuance, underwriting and agency expenses that relate to and vary with the production of new business, are deferred. These deferred policy acquisition costs are amortized primarily over the estimated premium paying period of the related policies in proportion to the ratio of the annual premium recognized to the total premium revenue anticipated using the same assumptions as were used in computing liabilities for future policy benefits.

The Company utilizes the factor method to determine the amount of costs to be capitalized and the ending asset balance. The factor method is based on the ratio of premium revenue recognized for the policies in force at the end of each reporting period compared to the premium revenue recognized for policies in force

at the beginning of the reporting period. The factor method ensures that policies that lapsed or surrendered during the reporting period are no longer included in the deferred policy acquisition costs calculation. The factor method limits the amount of deferred costs to its estimated realizable value, provided actual experience is comparable to that contemplated in the factors.

Inherent in the capitalization and amortization of deferred policy acquisition costs are certain management judgments about what acquisition costs are deferred, the ending asset balance and the annual amortization. Use of the factor method, as discussed above, limits the amount of unamortized deferred policy acquisition costs to its estimated realizable value provided actual experience is comparable to that contemplated in the factors and results in amortization amounts such that policies that lapse or surrender during the period are no longer included in the ending deferred policy acquisition cost balance. A recoverability test which considers among other things, actual experience and projected future experience, is performed at least annually. *Management believes that the Company's deferred policy acquisition costs and related amortization as of and for the years ended December 31, 2001, 2000 and 1999 limits the amount of deferred costs to its estimated realizable value.*

ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, was effective January 1, 2001. The Company adopted SFAS No. 133, as amended during 2001. Implementation did not have an impact on the Company's financial statements since it has no derivative instruments and does not participate in any hedging activities. Based on current operations, the Company does not anticipate that SFAS No. 133 will have a material effect on the financial position, results of operation or liquidity of the Company.

SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – A Replacement of FASB Statement 125," was effective after March 31, 2001. The Company adopted SFAS No. 140 during 2001. Implementation did not have an impact on the Company's financial statements since it was not involved in any such transfers, servicing or extinguishments. Based on current operations, the Company does not anticipate that SFAS No. 140 will have a material effect on the financial position, results of operation or liquidity of the Company.

In December 2000, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Life Insurance Holding Companies and for Certain Long-Duration Participating Contracts." SOP 00-3 provided guidance on accounting by insurance enterprises for demutualizations and the formation of mutual insurance holding companies. SOP 00-3 also applies to stock insurance enterprises that apply SOP 95-1, "Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises" to account for

participating policies. This SOP is effective for financial statements for fiscal years ending after December 15, 2001. Management does not believe that SOP 00-3 will have any impact on the Company since it is already a stock life insurance company and does not pay dividends based on actual experience of the Company. The Company utilizes contractual life insurance dividend scales as shown in published dividend illustrations at the date the insurance contracts are issued in determining policyholder dividends.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," (SFAS No. 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of and subsequently, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," after its adoption.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature prior to the full adoption of SFAS No. 142.

Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation of SFAS No. 142, the Statement requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the

carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

As of the date of adoption of SFAS No. 142, the Company expects to have unamortized goodwill in the amount of $6,767,244 and unamortized identifiable intangible assets in the amount of $1,368,125, all of which will be subject to the transition provisions of SFAS No. 141 and 142. Amortization expense related to goodwill was $595,410, $658,390 and $658,458 for the years ended December 31, 2001, 2000 and 1999, respectively. In addition, the amortization expense related to intangible assets was $307,200 for each of the years ended December 31, 2001, 2000 and 1999. Because of the extensive effort needed to comply with adopting SFAS No. 141 and No. 142, it is not practicable to reasonably estimate the impact of adopting the Statements on the Company's financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe SFAS No. 143 will have a significant effect on the financial position, results of operations or liquidity of the Company.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes and amends SFAS No. 121 and relevant portions of SFAS No. 30. SFAS No. 144 is required to be adopted on January 1, 2002. Because of the extensive effort needed to comply with adopting SFAS No. 144, and its close relationship to SFAS No. 141 and 142, it is not practicable to reasonably estimate the impact of adopting the Statement on the Company's financial statements at the date of this report.

Officers

CITIZENS, INC.

Harold E. Riley
Chairman

Rick D. Riley
Vice Chairman & Chief Executive Officer

Mark A. Oliver
President,
Chief Investment Officer
& Assistant Treasurer

Jeffrey J. Wood
Executive Vice President,
Chief Financial Officer, Secretary & Treasurer

Joel H. Mathis
Vice President,
Investor Relations & Public Relations

Mark A. Thornton
Vice President, Counsel

CITIZENS INSURANCE COMPANY OF AMERICA

Rick D. Riley
Chairman, President & Chief Executive Officer

Mark A. Oliver
Vice Chairman,
Chief Investment Officer & Assistant Treasurer

Clayton D. Dunham
Executive Vice President,
Chief Marketing Officer

Jeffrey J. Wood
Executive Vice President,
Chief Financial Officer, Secretary & Treasurer

Michael P. Buchweitz
Vice President, Chief Underwriter

Phillip E. Faller
Vice President, Compliance Officer

A. Jet Hirsch
Vice President, Policyowner Service

Sarah C. Morris
Vice President, Claims

Dottie S. Riley
Vice President, Administration

Ray A. Riley
Vice President, Personnel

Mark A. Thornton
Vice President, Counsel

Jeffrey L. Yeatman
Vice President, Chief Actuarial Officer

Jennifer K. Hunter
Assistant Vice President

Freddy M. Parraga
Assistant Vice President, Life Claims

DIRECTORS

HAROLD E. RILEY [1]
Chairman of the Board, Citizens, Inc.
Austin, Texas

E. DEAN GAGE [1]
Associate Dean for Professional Programs
College of Veterinary Medicine
Texas A&M University
College Station, Texas

WALDEN P. LITTLE
Marketing Consultant
Tyler, Texas

MARK A. OLIVER
President, Citizens, Inc.
Austin, Texas

JOE R. RENEAU, M.D. [4]
Physician/Medical Director
Austin, Texas

RICK D. RILEY
Vice Chairman/Chief Executive Officer
Citizens, Inc.
Austin, Texas

RICHARD C. SCOTT [2] [3]
Vice President - Development, Baylor University
Waco, Texas

STEVEN F. SHELTON [3]
Farmer/Rancher
Lamar, Colorado

RALPH M. SMITH, TH.D. [2]
Pastor Emeritus, Hyde Park Baptist Church
Austin, Texas

TIMOTHY T. TIMMERMAN [1] [2] [3]
Investments
Austin, Texas

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Advisory Director

CONSULTANTS

ACCOUNTANTS

KPMG LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201

ACTUARIES

RUDD AND WISDOM, INC.
7718 Wood Hollow Drive, Suite 200
Austin, Texas 78731

ATTORNEYS AT LAW

DAVIS & DAVIS
9442 Capital of Texas Highway N.
Austin, Texas 78759

HEATH, DAVIS & MCCALLA
200 Perry Brooks Building
Austin, Texas 78701

JONES & KELLER
1625 Broadway, Suite 1600
Denver, Colorado 80202

NEWMAN & DAVENPORT
2323 Bryan Street, Suite 2050
Dallas, Texas 75201

TRANSFER AGENT AND REGISTRAR

MELLON INVESTOR SERVICES LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660





CITIZENS, INC.

P.O. Box 149151
Austin, TX 78714-9151
Telephone: 512-837-7100 ✦ Fax: 512-836-9785
email: postoffice@citizensinc.com
web site: www.citizensinc.com